Exhibit 99.1

Contents

Comments on performance	1
Independent auditors’ report on review of condensed parent company and consolidated financial information	4
Statements of financial position	5
Condensed statements of profit or loss	7
Condensed statements of comprehensive income	8
Condensed statements of changes in shareholders’ equity	9
Condensed statements of cash flows	10
Condensed statements of value added	11
Notes to the condensed individual and consolidated interim financial statements	12

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

Dear Shareholders,

We hereby submit for your consideration the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the second quarter ended June 30, 2025.

We highlight the following facts in the second quarter of 2025:

Economic context

The second quarter of 2025 was marked by a global scenario of trade uncertainties, cautious monetary policies and heterogeneous economic performances. In the United States, the partial cool down of trade tariffs with China brought relief, but new increases in sectors such as steel and aluminum kept things volatile. In Europe, the European Central Bank (ECB) continued to ease its monetary policy, while Germany made progress with its infrastructure plan. China maintained growth in line with targets, despite challenges in the real estate sector. In Brazil, the economy remained resilient, with a strong labor market and gradually decelerating inflation, but with the Central Bank still maintaining a restrictive stance, raising the Selic rate to 15%.

The Central Bank of Brazil raised the Selic rate to 15% in 2Q25, reflecting caution in the face of a resilient economy and persistent inflation. The IPCA of 4.8% in March reached 4.9% in June, still above the target of 3.0%, pressured by underlying services (6.0% in the three-month metric, seasonally adjusted and annualized) and a heated labor market. However, the drop in the price of commodities, such as oil, indicates a gradual process of disinflation. GDP grew 0.7% in 2Q25, driven by household consumption and the agricultural sector, with projections for 2025 revised to 2.0%, from 1.8% in 1Q25. The labor market remained strong, with an acceleration in the creation of formal jobs and a falling unemployment rate, supporting the projection of a 5% real growth in the wage bill. Fiscal policy showed mixed results: revenue exceeded expectations, but the primary deficit rose to 0.7% of GDP, impacted by social security expenses and an increase in discretionary spending, such as court-ordered payments and payroll loans. The government’s attempt to raise the Tax on Financial Transactions (IOF) to reduce budget constraints was blocked by Congress, generating political tensions and uncertainty regarding fiscal agendas, such as the Income Tax reform. The exchange rate remained volatile, with the US dollar close to R$ 5.65, reflecting fiscal and global risks. The trade balance remained positive, but with exports affected by the fall in iron ore and oil prices. The industrial sector showed a moderate recovery, while the risk premium remained high, with analysts projecting a terminal Selic rate of 15% if inflation does not fall significantly.

In Europe, the ECB cut interest rates by 0.25 basis points in April and June, reaching 2.0%, a level close to the neutral rate. The decision reflects the appreciation of the euro, the fall in commodity prices and trade uncertainties, especially with the US tariffs. Inflation stabilized at 1.9% in June, slightly below the target of 2.0%, with wages decelerating faster than expected, reinforcing confidence in disinflation. Eurozone GDP grew 0.5% in 2Q25, with projections for 2025 revised to 1.4% from 1.3% in 1Q25, driven by German fiscal expansion. Germany’s 500-billion euro infrastructure fund sustained the country’s growth at 0.5% in the quarter, with projections for 2025 maintained at 1.5%. However, the more ambitious spending plan for the second semester of the year faces implementation challenges, raising concerns about fiscal sustainability. Tariff negotiations with the US, scheduled for July, remain a risk, with threats of a 50% hike in sectors such as vehicles, impacting European exports.

In the United States, the Federal Reserve kept interest rates unchanged in 2Q25, with inflation falling to 2.0% in June, in line with the 2% target. GDP grew 0.4% in the quarter, with projections for 2025 adjusted to 1.7% from 1.8% in 1Q25, reflecting a moderate slowdown in consumption and investments. The de-escalation of tariffs on China, reduced from 145% to 30% after negotiations, eased inflationary pressures, but increases from 25% to 50% on steel and aluminum maintained uncertainty. The tariff agenda faces legal challenges, with court disputes over the executive branch authority to implement them, but the economic impacts are still limited, with more visible effects expected in the second semester of the year. The labor market shows signs of weakening, but no significant slowdown, keeping the Fed cautious. The FOMC’s projections indicate two interest rate cuts in 2025, probably starting in September, if inflation remains benign and the labor market slows down.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

In China, GDP grew by an annualized rate of 4.7% in 2Q25, down slightly from 4.8% in 1Q25, but in line with government targets. Growth was sustained by fiscal and monetary stimulus, with the external sector outperforming expectations despite US tariffs. Trade triangulation via Southeast Asian countries mitigated the impact of the tariffs, which were reduced to 30% after negotiations with the US. Domestic demand remains weak, with the real estate sector showing slow recovery, evidenced by stagnant sales and prices. Inflation rose to 2.0% in June, reflecting an easing of deflationary pressures. The government maintains room for new stimuli, but structural challenges, such as debt in the real estate sector, persist, impacting global confidence.

Business performance

In the second quarter of 2025, in the Financial Advisory area, we continued to feel the impacts of the restrictive monetary policy and turbulent fiscal and political scenario on our activities. Although we have still achieved a healthy revenue level, we announced two transactions in the area, which were advising the Werthein Group on combining the businesses of its subsidiaries Bali and Zaaz Telecom, and advising Vivo (Telefônica Brasil) on the sale of block shares. We emphasize that we are still working with a very diversified and large portfolio, but that, given the adversities in the international trade scenario and the challenges in the local economy mentioned above, it is becoming more difficult to convert transactions.

The Capital Markets area maintained sound activity during the quarter, taking advantage of the stronger demand for debt products and a greater appetite among fixed income investors for the primary market.  The area structured 6 debt operations, including CRIs, CCBs and FIDCs, the volume of which reached R$ 1.1 billion in issues in the second quarter of 2025.

The treasury area for clients (Treasury Sales & Structuring) recorded a healthy result, driven by activity in the primary issuance market in the period. In 2Q25, the volume traded in derivatives and foreign exchange reached R$ 13.4 billion.

At BR Partners Banco de Investimento S.A. (“Bank”), the Company managed to turn over its asset portfolio, while continuing to invest in products originated by the Capital Markets area, and ended the second quarter of 2025 with a portfolio of R$ 3.1 billion in private securities and Bridge Loans. It is important to point out that 100% of this portfolio is made up of securities from companies for which BR Partners acts as a debt structurer, and therefore it thoroughly analyzes the risk of each issuer.

The Wealth Management area continues with healthy activity and finding growth opportunities, with the prospecting and onboarding of large clients.  At the end of June 2025, the assets under management reached R$ 5.5 billion, accounting for an increase of 47% compared to the end of June 2024.

Consolidated financial performance

Despite the more challenging macroeconomic scenario, total revenues reached R$ 139.3 million in 2Q25, compared to R$ 142.0 million in 2Q24, reflecting a negative change of 1.9%. Net income reached R$ 45.2 million, compared to R$ 52.0 million in the 2Q24, accounting for a -13.0% decrease over the previous year and a return on shareholders’ equity of 22.6%. The Company ended the year with shareholders’ equity of R$ 807.1 million.

Policy on reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%, however, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly related to health, education, sports, diversity and gender equity.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A - 04711-904 - São Paulo/SP - Brazil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brazil

Telephone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Independent auditors’ report on the parent company and consolidated financial statements

To the Shareholders and the Board of Directors of

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

São Paulo - SP

Introduction

We have reviewed the condensed parent company and consolidated interim financial information of BRBI Partners S.A. (“Company”), formerly known as “BR Advisory Partners Participações S.A.”, contained in the Quarterly Information - ITR Form for the quarter ended June 30, 2025, which comprise the statements of financial position as of June 30, 2025 and related statements of profit or loss and of comprehensive income for the three and six-months periods then ended, of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these condensed parent company and consolidated condensed interim financial information in accordance with CPC 21(R1) – Accounting Pronouncements Committee – Interim Financial Reporting and International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) as well as for the presentation of this information in accordance with the standards issued by the Securities and Exchange Commission of Brazil (CVM), applicable to the preparation of interim financial information (ITR). Our responsibility is to express a conclusion on these condensed parent company and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with the Brazilian and International review standards (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on condensed parent company and consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed parent company and consolidated interim financial information as of June 30, 2025 is not prepared, in all material respects, in accordance with CPC 21 (R1) - Accounting Pronouncements Committee and IAS 34 -Interim Financial Reporting.

Other matters - Statements of value added

The condensed parent company and consolidated interim financial information includes the parent company and consolidated statements of added value as of June 30, 2025, prepared under responsibility of Company’s Management, and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed together with the review of condensed parent company and consolidated interim financial statements, in order to determine whether they are reconciled with the condensed financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 – Statement of Added Value. Based on our review, we are not aware of any facts that may lead us to believe that these statements of added value have not been prepared, in all material respects, in accordance with the criteria set forth in this Pronouncement and consistently with respect to the condensed parent company and consolidated interim financial information taken as a whole.

São Paulo, August 7, 2025

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Marco Antonio Pontieri

Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Parent company and consolidated statements of financial position as of June 30, 2025 and December 31, 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets
Cash and cash equivalents	4	1	2	450,544	575,235
Financial assets at fair value through profit or loss	5 a	123,625	117,895	10,393,477	9,273,217
- Government bonds		-	-	9,921,848	8,684,734
- Private securities		-	-	338,905	405,612
- Investment fund quotas		123,625	117,895	132,724	182,871
Financial assets at fair value through other comprehensive income	5 b	-	-	2,378,503	2,379,657
- Private securities		-	-	1,207,240	1,063,568
- Investment fund quotas		-	-	1,171,263	1,316,089
Derivative financial instruments	6 a	4,437	-	836,131	1,071,190
Financial asset at amortized cost	7 a	-	-	1,250,872	1,576,438
- Loans		-	-	309,596	346,523
- Other financial assets at amortized cost		-	-	941,276	1,229,915
Dividends receivable		-	11,105	-	-
Other assets		1,307	54	23,860	27,260
Deferred tax assets	17 b	4,964	3,060	85,996	95,639
Equity-accounted investees	9	785,498	696,170	6	-
Property, plant and equipment		-	-	47,096	42,329
Intangible assets		-	-	13,887	15,522
Total assets		919,832	828,286	15,480,372	15,056,487

See the accompanying notes to the condensed individual and consolidated interim financial statements..

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Statements of financial position as of June 30, 2025 and December 31, 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Liabilities
Financial liabilities at amortized cost	11	-	-	13,998,786	13,664,510
- Repurchase agreements		-	-	8,635,213	8,056,208
- Client deposits		-	-	2,273,538	2,627,471
- Funds from securities issued		-	-	2,458,985	1,841,558
- Other financial liabilities		-	-	631,050	1,139,273
Derivative financial instruments	6a	-	-	393,192	317,315
Amounts payable		89,661	2,739	97,485	93,253
- Suppliers		127	237	2,793	16,022
- Other amounts payable	10	89,534	2,502	94,692	77,231
Taxes payable		242	117	17,364	12,806
Current tax liabilities		-	-	12,756	15,914
Deferred tax liabilities	17b	22,788	20,840	153,648	148,099
Total liabilities		112,691	23,696	14,673,231	14,251,897

Shareholders’ equity
Capital	12a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		118,847	169,245	118,847	169,245
Other comprehensive (loss)		(6,969)	(9,402)	(6,969)	(9,402)
Retained earnings		50,516	-	50,516	-
Total shareholders’ equity		807,141	804,590	807,141	804,590
Total liabilities and shareholders’ equity		919,832	828,286	15,480,372	15,056,487

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Condensed statements of profit or loss for the three- and six-month period ended June 30

(In thousands of reais)

		Parent Company				Consolidated
		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	Notes	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Interest revenues and gains on financial instruments		5,388	-	11,875	10,978	3,101,487	1,765,816	4,965,819	3,115,048
Interest expenses and (losses) on financial instruments		(93)	(612)	(1,708)	(218)	(3,039,930)	(1,716,476)	(4,858,642)	(3,007,892)
Net interest revenue (expense) and gains (losses) on financial instruments	14	5,295	(612)	10,167	10,760	61,557	49,340	107,177	107,156

Revenues from rendering of services		-	-	-	-	77,732	92,704	159,598	172,457
Total services revenues	13	-	-	-	-	77,732	92,704	159,598	172,457

Total revenues/(expenses)		5,295	(612)	10,167	10,760	139,289	142,044	266,775	279,613

Personnel expenses		(1,299)	(1,463)	(2,418)	(2,929)	(34,743)	(38,951)	(68,832)	(77,015)
Administrative expenses	15	(1,847)	(748)	(5,703)	(797)	(20,030)	(33,435)	(47,650)	(54,859)
Tax expenses	16	-	-	-	-	(10,852)	(10,549)	(21,593)	(21,176)
Reversal/(provision) due to expected credit losses		-	-	-	-	(10,943)	26	(11,464)	1,446
Other revenues		-	-	-	2	930	126	1,069	456
Other expenses		(269)	-	(582)	(541)	213	(975)	(198)	(1,098)
Operating expenses		(3,415)	(2,211)	(8,703)	(4,265)	(75,425)	(83,758)	(148,668)	(152,246)

Profit/(loss) before income tax		1,880	(2,823)	1,464	6,495	63,864	58,286	118,107	127,367

Equity in net income of subsidiaries	9	43,176	54,581	86,895	98,590	-	-	-	-
Profit before income tax		45,056	51,758	88,359	105,085	63,864	58,286	118,107	127,367

Income taxes	17(a)	136	208	(44)	(3,658)	(18,672)	(6,320)	(29,792)	(25,940)
Profit for the period		45,192	51,966	88,315	101,427	45,192	51,966	88,315	101,427

Profit attributable to the Company’s shareholders						45,192	51,966	88,315	101,427
Profit attributable to common shares						28,773	33,090	56,228	64,585
Earnings (loss) per common share						0.14	0.17	0.28	0.32
Profit attributable to preferred shares						16,419	18,876	32,087	36,842
Earnings per preferred share						0.14	0.17	0.28	0.32

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Condensed statements of comprehensive income for the three- and six-month period ended June 30

(In thousands of reais)

	Parent Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit for the period	45,192	51,966	88,315	101,427	45,192	51,966	88,315	101,427

Items that are or may be reclassified subsequently to profit (loss):	3,669	(1,089)	2,433	(893)	3,669	(1,089)	2,433	(893)

Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	6,420	(2,576)	4,438	(2,269)	6,420	(2,576)	4,438	(2,269)
- Tax effect	(2,889)	1,159	(1,997)	1,021	(2,889)	1,159	(1,997)	1,021
Foreign operations - foreign currency translation differences	138	328	(8)	355	138	328	(8)	355

Comprehensive income attributable to:
Company’s shareholders	48,861	50,877	90,748	100,534	48,861	50,877	90,748	100,534

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Statements of changes in shareholders’ equity for the three- six-month period ended June 30

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Capital	Capital reserve	Legal	Other profit reserves	Equity valuation adjustments	Accumulated translation adjustment	Retained earnings	Total shareholders’ equity
December 31, 2023	674,940	(30,193)	45,003	135,314	(3,527)	(720)	-	820,817
Profit for the period	-	-	-	-	-	-	101,427	101,427
Other comprehensive income (loss)	-	-	-	-	(1,248)	355	-	(893)
Interim dividends	-	-	-	(31,499)	-	-	(31,499)	(62,998)
Additional dividends paid - 2023	-	-	-	(12,599)	-	-	-	(12,599)
June 30, 2024	674,940	(30,193)	45,003	91,216	(4,775)	(365)	69,928	845,754

December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Profit for the period	-	-	-	-	-	-	88,315	88,315
Other comprehensive income	-	-	-	-	2,441	(8)	-	2,433
Interim dividends - 2025	-	-	-	(31,499)	-	-	-	(31,499)
Distribution of interim dividends - 2025	-	-	-	-	-	-	(37,799)	(37,799)
Distribution of additional dividends - 2024	-	-	-	(18,899)	-	-	-	(18,899)
June 30, 2025	674,940	(30,193)	54,686	64,161	(6,589)	(380)	50,516	807,141

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Condensed statements of cash flows for the six-month period ended June 30

(In thousands of reais)

	Parent Company		Consolidated
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Cash flows from operating activities
Profit for the period	88,315	101,427	88,315	101,427
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(11,847)	(36,209)
Impairment losses	-	-	(531)	(1,446)
Depreciation and amortization	-	-	4,899	3,863
Deferred taxes	44	3,658	15,192	17,153
Provision for contingencies	-	-	70	84
Share of profit of equity-accounted investees	(86,895)	(98,591)	-	-
Interest expenses - subordinated financial bills	-	-	48,721	4,319
Adjusted net income	1,464	6,494	144,819	89,191
Change in:
Financial assets at fair value through profit or loss	(5,730)	(10,759)	(1,120,260)	(860,021)
Derivative financial instruments	(4,437)	-	310,936	(380,306)
Financial assets at amortized cost
- Loans	-	-	37,458	114,076
- Other financial assets at amortized cost	-	-	288,638	139,295
Financial assets at fair value through other comprehensive income	-	-	3,587	(528,519)
Other assets	(1,253)	(393)	3,400	1,034
Amounts payable – Suppliers	(110)	(559)	(13,228)	(2,546)
Financial liabilities at amortized cost
- Repurchase agreements	-	-	579,005	1,596,845
- Client deposits	-	-	(353,933)	383,542
- Debt issued and others	-	-	448,405	362,873
- Other financial liabilities	-	-	(508,225)	(193,553)
Amounts payable - associated companies	-	(6,568)	-	-
Taxes payable	125	(6)	18,341	(8,731)
Other amounts payable	49,583	53,867	(25,187)	(16,971)
Cash generated by (used in) in operating activities	39,642	42,076	(186,244)	696,209
Income tax and social contribution paid	-	-	(16,941)	(20,768)
Net cash generated by (used in) operating activities	39,642	42,076	(203,185)	675,441
Cash flows from investment activities
Payment of capital in equity-accounted investees	-	-	(6)	-
Dividends received	11,105	2,022	-	-
Acquisition of property, plant and equipment/intangible for use	-	-	(859)	(2,196)
Cash generated by (used in) investment activities	11,105	2,022	(865)	(2,196)
Cash flows from financing activities
Payment of interest from subordinated financial bills	-	-	(3,899)	(3,545)
Issuance of subordinated financial bills	-	-	124,200	-
Payment of lease liabilities	-	-	(2,041)	(3,136)
Dividends paid - Year 2024	(18,899)	(31,499)	(18,899)	(31,499)
Interim dividends paid	(31,849)	(12,599)	(31,849)	(12,599)
Cash generated by (used in) in financing activities	(50,748)	(44,098)	67,512	(50,779)

Increase (decrease) in cash and cash equivalents	(1)	-	(136,538)	622,466
Cash and cash equivalents at the beginning of the period	2	2	575,235	287,188
Effect of changes in exchange rates on cash and cash equivalents	-	-	11,847	36,209
Cash and cash equivalents at the end of the period	1	2	450,544	945,863
Increase (decrease) in cash and cash equivalents	(1)	-	(136,538)	622,466

Supplementary information of operating cash flows
Interest received	-	-	369,322	392,488
Interest paid	-	-	(329,725)	(401,345)

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

Condensed statements of value added for the six-month period ended June 30

(In thousands of reais)

	Parent Company		Consolidated
	Balance at 06/30/2025	Balance at 06/30/2024	Balance at 06/30/2025	Balance at 06/30/2024

Revenues	11,875	10,980	5,115,022	3,289,407
Financial Intermediation	11,875	10,978	4,965,819	3,115,048
Rendering of services	-	-	159,598	172,457
Impairment losses	-	-	(11,464)	1,446
Other	-	2	1,069	456

Financial expenses	(1,708)	(218)	(4,858,642)	(3,007,892)

Inputs acquired from third parties	(6,285)	(1,338)	(40,346)	(50,138)
Materials, energy and others	(830)	(796)	(20,372)	(16,921)
Outsourced services	(4,873)	-	(19,776)	(32,167)
Other operating expenses	(582)	(542)	(198)	(1,050)

Gross value added	3,882	9,424	216,034	231,377

Depreciation and amortization	-	-	(4,899)	(3,863)

Net value added produced by the Company	3,882	9,424	211,135	227,514

Value added received as transfer	86,895	98,590	-	(48)
Equity in net income of subsidiaries	86,895	98,590	-	-
Non-operating income (loss)	-	-	-	(48)

Total value added payable	90,777	108,014	211,135	227,466

Distribution of value added	90,777	108,014	211,135	227,466

Personnel	2,082	2,252	58,327	62,564
Direct remuneration	1,810	1,968	49,278	53,763
Benefits	262	221	7,404	5,960
FGTS (severance indemnity fund)	10	63	1,645	2,841

Taxes, duties and contributions	380	4,335	61,900	61,567
Federal	380	4,335	54,088	53,065
Municipal		-	7,812	8,502

Third-party capital remuneration	-	-	2,593	1,908
Rents	-	-	2,593	1,908

Remuneration of equity capital	88,315	101,427	88,315	101,427
Retained earnings	50,516	69,928	50,516	69,928
Interim dividends	37,799	31,499	37,799	31,499

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

1.	Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”), formerly known as “BR Advisory Partners Participações S.A.” is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”), under the ticker BRBI11. Each unit of ownership consists of 2 preferred shares and 1 common share of the Company.

On March 21, 2025, we changed our name from BR Advisory Partners Participações S.A. to BRBI BR Partners S.A.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, quota holder or shareholder and management of our own assets. Its control is exercised by BR Partners Holdco Participações S.A. (“Holdco”), which represents 76.45% of the common shares and 55.01% on June 30, 2025 (55.01% at December 31, 2024) of the Company’s total share capital.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2.	Preparation basis and presentation of condensed interim financial information

a.	Statements of conformity regarding the IFRS and Accountant Statements Committee - CPC rules

The condensed parent company and consolidated interim financial information was prepared in accordance with Technical Pronouncement CPC 21 (R1) – “Interim Financial Reporting”, issued by the Accounting Pronouncement Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All material information specific to the condensed parent company and consolidated interim financial information, and only thereto, is being ascertained, and corresponds to the information used by Management in managing the company.

The information regarding the bases for the preparation and presentation of the condensed parent company and consolidated interim financial information, as well as summary of material accounting policies did not undergo material changes in relation to those disclosed in the Company’s parent company and consolidated financial statements for the year ended December 31, 2024, which should be read together.

The Company’s condensed interim financial information was approved by Management on August 07, 2025.

b.	Functional and presentation currency

The parent company and consolidated condensed interim financial information is presented in thousands of Reais, which is the Company’s functional currency.

Transactions in foreign currencies are converted into functional currency by using foreign exchange rates prevailing on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

Exchange gains and losses resulting from the settlement of those transactions and from the conversion at each period-end exchange rates translation of monetary assets and liabilities in foreign currencies, are recognized in condensed parent company and consolidated interim financial information as interest revenues or expenses and gains on financial instruments. For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Condensed interim financial information

In the process of interim financial information consolidation, equity interests, asset and liability account balances, revenues, expenses and intercompany unrealized income were eliminated.

We highlight the subsidiaries (direct and indirect) included in the individual and consolidated condensed interim financial information:

			% interest
	Setor	Country	06/30/2025(1)	12/31/2024 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda.(3)	Rendering of Services	Brazil	99.99	99.99
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Multimercado Investimento no Exterior - Crédito Privado	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Little Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding).

(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.

(3)	On June 16, 2025, the name of BR Partners Assessoria em Reestruturação was changed to BR Partners Assessoria em Soluções de Capital Ltda.

d.	Use of estimates and judgments

In the preparation of this condensed parent company and consolidated interim financial information, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated financial statements are mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date.

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use our own judgment to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive. Imprecision in estimating unobservable market inputs can impact on the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 20.

3.	Risk management

In the normal course of its operations, the Group is exposed to several financial risks, which are divided into: market, credit, liquidity and capital management. The Group’s risk management policies aim to define a set of principles, guidelines and responsibilities that guide activities relevant to risk management, in line with the business strategy of companies that are part of the BR Partners Group. These risks rely on a policy framework and the following committees: Risk and Compliance Committee, Credit Committee, Risk Committee and the Assets & Liabilities Committee (ALCO) and Underwriting Committee, observing their responsibilities and duties. For the effectiveness of risk management, the framework provides for the identification, assessment, monitoring, control, mitigation and correlation between risks. Limits are monitored by the Risk Management area. The Risk Management area reports directly to the Executive Board, therefore acting independently from the business areas.

a.	Operating limits

Capital is managed by the Group and aims to ensure that the analysis of capital sufficiency (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated(1)	06/30/2025	12/31/2024
Reference Equity (PR) - (a)	1,312,008	1,077,498
Level I	1,054,403	833,550
Principal capital	687,313	613,508
Complementary capital	367,090	220,042
Level II	257,605	243,948
Subordinated Financial Bills Eligible for Capital	257,605	243,948
Total risk-weighted exposure - (b)	6,139,575	5,992,233
Credit risk	3,511,918	3,812,736
Market risk	2,095,814	1,750,868
Operating risk(2)	531,843	428,629
Basel(3) Ratio - (a/b)	21.4%	17.9%
Tier I Capital	17.2%	13.9%
Tier II Capital	4.2%	4.0%

(1)	The information pertains to BR Partners Banco de Investimento S.A., which follows the Central Bank Brazil’s regulations for calculating the capital ratio.

(2)	BCB Resolution 356 of November 28, 2023, together with BCB Normative Instruction 479 of June 12, 2024, established a new methodology for calculating the portion of risk-weighted assets (RWA) relating to the capital required for operational risk (RWA), using a standardized approach, as of January 1, 2025. The calculation of this risk portion, which specifies the minimum capital needed to cover the financial institution’s operational risk, considers elements of income and expenses, turnover and the internal loss multiplier. The new approach resulted in an increase of R$ 320,619 in operational risk compared to the amount calculated according to the previous methodology – the effect of which will be phased in at a rate of 25% until December 31, 2027, in accordance with the option provided for in Art. 19 of BCB Res. 356.

(3)	BR Partners Banco de Investimento S.A. is subject to the new regulations introduced by CMN Resolution 4966/21 of the National Monetary Council (CMN) and BCB Resolution 352/23 of the Central Bank of Brazil. These resolutions introduce new concepts and criteria applicable to financial instruments, which must be followed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil (BACEN). The new BACEN resolutions, effective since January 1, 2025, resulted in actual reduction of approximately R$ 4 million in the Reference Equity.

In the period ended June 30, 2025 and year ended December 31, 2024, the Basel ratio complies with minimum amount required by the Central Bank Brazil (minimum required is 10.5%).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Market Risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities on the positions in the Group’s portfolio. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and management limits that are established in the respective committees and reported to the Board of Executive Officers.

i.	Market risk management

The Group separates its exposure to market risk between trading and banking portfolios. Trading portfolio includes positions arising from market making and proprietary position taking, together with financial assets and financial liabilities that are managed on a fair value basis. The banking portfolio is predominantly characterized by operations from the banking business and related to the management of the Group’s assets (credit portfolio) and liabilities (funding portfolio).

Overall authority for market risk is vested in ALCO (the Assets and Liabilities Committee). ALCO sets up limits for each type of risk, both in aggregate and for individual portfolios, to mitigate and prevent exposure to market risk. The market risk policy, which is reviewed annually, defines the market risk management structure.

ii.	Exposure to market risks – Trading portfolio

The main types of types are foreign exchange, interest rates, price index and inflation rates. The principal tool used to measure and control market risk exposure within the Group’s trading portfolio is Value at Risk (“VaR”). The VaR of a trading portfolio is the maximum estimated loss that can occur with a specified probability (confidence level) in tge portfolio over a specified period, considering a 99% confidence level and assuming a one day holding period and calculating a daily loss.

The VaR model used is based on a parametric approach, with the volatilities of daily returns for each risk factor in the portfolio calculated using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lamda factor of 0.96 (based on an effective period of 126 observations). Additionally, the correlation between the daily returns of the risk factors is calculated, resulting in a Correlation Matrix to be applied in the portfolio’s VaR calculation.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations, including the following:

-	The use of volatilities and correlations based on historical data to predict the future behavior of risk factors might not provide accurate results, especially if insufficient data is available from periods of intense volatility in financial markets.

-	A 99% confidence level does not reflect losses that can occur beyond this level. Even within the model used, there is a 1 percent probability that losses could exceed VaR in a one-year period.

-	VaR is calculated on an end-of-day basis and does not reflect exposures that may arise on positions during the trading day.

The overall structure of VaR limits is subject to review and approval by ALCO. VaR is measured at least daily and more regularly for more actively traded portfolios. Reports on utilization of VaR limits are submitted to ALCO on a monthly basis. The Group VaR models are subject to regular validation by Group Market Risk to monitor that they continue to perform as expected, and that assumptions used in model development are appropriate. As part of the validation process, the potential weaknesses of the models are analyzed using statistical techniques, such as back-testing.

Presentation of Values at risk (in the year) - Trading Portfolio

	Closing
(R$ amounts In thousands)	06/30/2025	12/31/2024

- Interest rate	232	177
-Price index / inflation rate	441	541
- Foreign exchange	271	113
-Other	212	180
Non-correlated Trading Portfolio	1,156	1,011
Correlated Trading Portfolio	569	696

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

iii.	Exposure to market risks – Banking portfolio

The principal risk to which banking portfolio are exposed to is the risk of loss from fluctuations in future cash flows or fair value of financial instruments because of a change in market interest rates, price index and inflation rate. The risks are managed principally through monitoring interest rate gaps, variations in price indices and inflation rates. ALCO is the monitoring body for compliance with these limits and is assisted by Central Treasury in its day-to-day monitoring activities.

The risks of the Banking Portfolio are calculated on the contractual cash flows of financial instruments, using the Delta NII Net Interest Income (Delta NII), methodology, as established by the Brazilian Central Bank. Sensitivity analysis for instruments in the Banking Portfolio subject to market risk begins by classifying them according to their exposure to risk factors. The Banking Portfolio uses the parallel shocks in the respective interest curves as a methodology for sensitivity analysis (Delta NII), following the behavior of exposures and the gaps of each risk factor. The methodology for defining the reasonably possible changes in risk factors for one-year period utilizes the standard deviations formula to identify 95% and 99% probability ranges, based on a 10-years historical period for each index.

To analyze the sensitivity, scenarios were defined that will be applied to the operations contained in the banking portfolio, considering the changes that would negatively affect our positions, the operations, and the market data of the respective dates.

The shocks used in each scenario are described below (delta in annual NII in thousands of Reais):

Interest rate

The risk factors relate to financial instruments (assets and liabilities) which are sensitive to changes in interest rates and coupon interest rates. The shocks were calculated considering the cash flow of the instruments.

●	Scenario 1: +11 bp (0.1% p.a.) in the BRL interest rate.

●	Scenario 2: +54 bp (0.5% p.a.) in the BRL interest rate.

●	Scenario 3: +69 bp (0.7% p.a.) in the BRL interest rates.

	06/30/2025			12/31/2024
Trading portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	395	1,876	2,390	2,925	13,888	17,690
Total	395	1,876	2,390	2,925	13,888	17,690

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices and inflation rates. The shocks were calculated in Brazilian Reais on the cash flows of the financial instruments (assets and liabilities).

●	Scenario 1: +20 bp (0.2% p.a.) in the BRL price index/inflation rate.

●	Scenario 2: +57 bp (0.6% p.a.) in the BRL price index/inflation rate.

●	Scenario 3: +83 bp (0.8% p.a.) in the BRL price index/inflation rate.

	06/30/2025			12/31/2024
Trading portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	4,965	13,994	20,448	4,444	12,527	18,304
Total	4,965	13,994	20,448	4,444	12,527	18,304

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery. Measurement and follow-up of exposure to credit risk includes all financial instruments capable of generating counterparty risk, such as private securities, derivatives, guarantees granted, and eventual risks of settlement of operations, among others.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

The criterion adopted for default is based on the initial analysis of the counterparty’s credit quality, by estimating a rating for the customer, the limit to be granted to the customer, and the guarantees that will be required according to the risk that the customer represents; the losses arising from the default of that counterparty are estimated based on these data.

Credit quality of financial assets

i.	Ratings correlation (not reviewed by independent auditor)

The degrees of internal ratings and their correlation with external ratings are presented below:

External agencies - national scale correlation (1)
Credit quality	Internal rating	Moody’s Local (.br)	Fitch Ratings (bra)	S&P Global Ratings (br.)
Above average quality	AAA	AAA.br	AAA(bra)	brAAA
	AA+	AA+.br	AA+(bra)	brAA+
	AA	AA.br	AA(bra)	brAA
	AA-	AA-.br	AA-(bra)	brAA-
	A+	A+.br	A+(bra)	brA+
	A	A.br	A(bra)	brA
	A-	A-.br	A-(bra)	brA-
Normal Quality	BBB+	BBB+.br	BBB+(bra)	brBBB+
	BBB	BBB.br	BBB(bra)	brBBB
	BBB-	BBB-.br	BBB-(bra)	brBBB-
	BB+	BB+.br	BB+(bra)	brBB+
	BB	BB.br	BB(bra)	brBB
	BB-	BB-.br	BB-(bra)	brBB-
	B+	B+.br	B+(bra)	brB+
	B	B.br	B(bra)	brB
	B-	B-.br	B-(bra)	brB-
Vulnerable or in default		CCC+.br	CCC+(bra)	brCCC+
		CCC+.br	CCC(bra)	brCCC
	CCC	CCC-.br	CCC-(bra)	brCCC-
		CC.br	CC(bra)	brCC
		C.br	C(bra)	brC
	D	-	RD to D	SD or D

(1)	The ratings are assigned based on the Brazilian market and its specific characteristics. However, there is no direct comparability with public national scale ratings issued by each agency. Each agency applies its own criteria for correlate the global scale with national scale, which may result in significant differences in the national scale ratings.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

ii.	Exposure to credit risk

Parent Company	06/30/2025	12/31/2024
Financial asset at amortized cost
Cash and cash equivalents	1	2
brAAA (1)	1	2

Consolidated	06/30/2025	12/31/2024
Financial assets at fair value through profit or loss
Government bonds	9,921,848	8,684,734
brAAA (1)	9,913,210	8,664,426
A-1+(1)	8,638	20,308
Private securities	338,905	405,612
AAA to A- (2)	218,762	287,063
BBB+ to B- (2)	120,143	118,549
Investment fund quotas(2)	-	23,087
BBB- to B- (2)	-	23,087
Derivatives	836,131	1,071,190
AAA to A- (2)	522,286	717,652
BBB+ to BB- (2)	279,717	329,790
Other counterparties (3)	34,128	23,748
Financial assets at fair value through other comprehensive income
Private securities	1,207,240	1,063,568
AAA to A- (2)	860,067	583,222
BBB+ to B+ (2)	340,368	462,806
CCC (2)	-	17,540
D (2)	6,805	-
Investment fund quotas	1,149,081	1,296,920
AA to A (2)	384,527	1,147,489
BBB- to B- (2)	764,554	149,431
Financial asset at amortized cost
Cash and cash equivalents	450,544	575,235
brAAA (1)	38,685	28,378
AA	411,859	546,857
Credit operations and other operations	387,559	346,523
AA to AA- (2)	387,559	331,769
BBB- (2)	27.965	14,754
Accounts receivable and other financial assets	109,727	83,822
Counterparties without external credit rating (4)	109,727	83,822

(1)	The ratings were based on a market assessment of national or international scale by S&P - Standard & Poor’s Financial Services LLC.

(2)	The ratings presented relate to those calculated and assigned internally, based on the Group’s credit risk policy.

(3)	Refers to futures contracts, whose central counterparties are Stock Exchanges.

(4)	Other receivables without significant credit risk characteristics.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

d.	Liquidity risk

Liquidity risk is the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Additionally, liquidity risk is the possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity. The liquidity risk controls aim to identify what the impacts on the Group’s cash would be given the application of adverse scenarios under liquidity condition. These impacts consider both internal and external factors of the Group. The Group’s cash is centrally managed by the Treasury area. The control of liquidity at the Group is carried out by the Risk area and the ALCO through tools such as the Liquidity Risk Contingency Plan, the Minimum Liquidity Reserve, control of cash depletion, daily assessment of operations with a term of less than 90 days, and the application of stress scenarios in the Group’s liquidity conditions.

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Book value 06/30/2025	≤03 months	03-12 months	01-03 years	>03 years	Projected balance
Financial assets
- Cash and cash equivalents	450,544	450,544	-	-	-	450,544
- Financial assets at fair value through profit or loss	10,393,477	8,997,575	451,816	313,167	1,235,436	10,997,994
- Financial assets at fair value through other comprehensive income	2,378,503	-	-	352,601	4,867,706	5,220,307
- Financial asset at amortized cost	1,250,872	863,313	-	78,766	660,226	1,602,305
Derivative financial instruments
- Swap	652,209	13,044	156,530	163,052	1,004,402	1,337,028
- NDF	147,110	127,986	10,298	7,356	-	145,640
- Options	2,750	1,871	385	-	-	2,256
- Futures	34,062	3,747	1,703	1,022	55,862	62,334
Total	15,309,527	10,458,080	620,732	915,964	7,823,632	19,818,408
Financial liabilities
- Suppliers	2,793	2,792	-	-	-	2,792
- Client deposits	2,273,538	363,766	1,091,298	1,114,034	22,735	2,591,833
- Debt issued and others	2,458,985	671,568	223,101	406,996	1,065,180	2,366,845
- Repurchase agreements	8,635,213	8,635,213	-	-	-	8,635,213
- Other financial liabilities	631,050	631,048	-	-	-	631,048
- Lease liabilities	34,615	2,041	3,891	22,195	24,662	52,789
Derivatives
- Swap	249,604	4,992	59,905	62,401	384,390	511,688
- NDF	126,046	109,661	8,823	6,302	-	124,786
- Options	2,887	1,963	404	-	-	2,367
- Futures	14,655	9,965	2,052	-	-	12,017
Total	14,429,386	10,433,009	1,389,474	1,611,928	1,496,967	14,931,378

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

		Consolidated - Contractual cash flows
	Book value 12/31/2024	≤03 months	03-12 months	01-03 years	>03 years	Projected balance
Financial assets
- Cash and cash equivalents	575,235	575,235	-	-	-	575,235
- Financial assets at fair value through profit or loss	9,273,217	8,068,272	275,465	235,103	1,635,851	10,214,691
- Financial assets at fair value through other comprehensive income	2,379,657	-	36,286	238,954	6,382,881	6,658,121
- Financial asset at amortized cost	1,576,438	1,229,914	-	-	784,705	2,014,619
Derivative financial instruments
- Swap	834,743	8,347	16,695	258,770	2,120,248	2,404,060
- NDF	196,358	159,050	31,417	9,818	-	200,285
- Options	18,817	10,726	8,844	-	-	19,570
- Futures	21,272	18,719	2,553	638	-	21,910
Total	14,875,737	10,070,263	371,260	743,283	10,923,685	22,108,491
Financial liabilities
- Suppliers	16,022	16,022	-	-	-	16,022
- Client deposits	2,627,471	630,593	1,261,186	1,103,538	26,275	3,021,592
- Debt issued and others	1,841,558	9,435	19,689	1,703,098	3,734,238	5,466,460
- Repurchase agreements	8,056,208	8,056,208	-	-	-	8,056,208
- Other financial liabilities	1,139,273	1,139,273	-	-	-	1,139,273
- Lease liabilities	29,441	1,662	6,466	17,758	19,732	45,618
Derivatives
- Swap	170,417	1,704	3,408	52,829	432,860	490,801
- NDF	107,118	86,766	17,139	5,355	-	109,260
- Options	17,837	10,167	8,383	-	-	18,550
- Futures	21,943	19,310	2,633	658	-	22,601
Total	14,027,288	9,971,140	1,318,904	2,883,236	4,213,105	18,386,385

e.	Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the condensed consolidated interim financial information.

	06/30/2025
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(55,461)	49,579	5,882	-
Derivatives
Swap	7,202	(7,202)	-	-
NDF	101,745	271,460	-	(373,205)
Options	(7,961)	7,961	-	-
Futures	(48,805)	(318,471)	(2,409)	369,685
Total	(3,280)	3,327	3,473	(3,520)

	12/31/2024
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(70,271)	62,629	7,642	-
Derivatives
Swap	50,905	(50,905)	-	-
NDF	(130,264)	144,805	-	(14,541)
Options	(19,671)	19,671	-	-
Futures	168,154	(178,357)	(4,017)	14,220
Total	(1,147)	(2,157)	3,625	(321)

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

4.	Cash and cash equivalents

Parent Company	06/30/2025	12/31/2024
Banks - Checking account and cash	1	2
Total	1	2

Consolidated	06/30/2025	12/31/2024
Banks - Checking account and cash	3,224	62
Balances with Brazilian Central Bank	15	380
Cash and cash equivalents in foreign currencies	35,446	27,936
Money market repurchase agreements(1)	411,859	546,857
Total	450,544	575,235

(1)	On June 30, 2025, and December 31, 2024, the repurchase agreements substantially had a resale date for July 01, 2025 and January 02, 2025, respectively.

5.	Financial instruments

a.	Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	06/30/2025	12/31/2024
Investment fund shares
- Investment fund quotas	123,625	117,895
Total	123,625	117,895

	Fair / book value
Consolidated	06/30/2025	12/31/2024
Government bonds (1)	9,921,848	8,684,734
- Financial Treasury Bills (LFTs)	359,204	354,910
- National Treasury Bills (LTN)	574,255	425,016
- National treasury notes (NTN-B)	8,229,955	7,843,046
- National treasury notes (NTN-F)	749,797	41,454
- Government bonds of foreign governments	8,637	20,308
Private securities (2)	338,905	405,612
- Certificates of Real Estate Receivables	79,945	152,762
- Agribusiness Receivables Certificates	67,605	64,427
- Debentures	99,128	97,906
- Real Estate Credit Bills	92,227	90,517
Investment fund quotas	132,724	182,871
- Investment fund quotas	132,724	182,871
Total	10,393,477	9,273,217

b.	Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	06/30/2025	12/31/2024
Private securities (2)	1,207,240	1,063,568
- Certificates of Real Estate Receivables	863,612	857,201
- Agribusiness Receivables Certificates	45,807	30,012
- Rural Product Notes	-	74,766
- Debentures	182,834	75,688
- Commercial Notes	114,987	25,901
Investment fund quotas	1,171,263	1,316,089
- Investment fund quotas	1,171,263	1,316,089
Total	2,378,503	2,379,657

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.

(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Rural Product Notes, Debentures, Real Estate Credit Certificates and Commercial notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

6.	Derivative financial instruments

a.	Breakdown per index

	06/30/2025
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	443	68,952	-	-
Fixed rate x CDI	3,994	71,324	-	-
Total	4,437	140,276	-	-

There were no derivative financial instruments contracted by the Parent Company as of December 31, 2024.

	06/30/2025
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	652,209	8,793,910	(249,604)	5,291,670
IPCA x CDI	46,863	179,206	(5,291)	50,930
CDI X Dollar	13,185	201,600	-	-
IPCA x Fixed	249	32,950	-	-
CDI x IPCA	520,616	6,779,995	(189,201)	3,049,497
CDI x Fixed rate	60,882	985,135	(30,500)	1,349,105
CDI x CDI	836	226,465	-	-
Fixed rate x CDI	9,578	388,559	(24,612)	842,138
NDF (Non-deliverable Forwards)	147,110	2,420,595	(126,046)	2,153,202
Currency term	81,297	1,479,504	(74,054)	1,452,660
Dollar x Fixed rate	3,570	66,684	(69,336)	1,355,794
Pre x Dollar	49,265	994,079	(3,474)	73,838
Fixed rate x Yen	28,462	418,741	(1,244)	23,028
Forward commodities	65,813	941,091	(51,992)	700,542
Commodities	65,813	941,091	(51,992)	700,542
Options	2,750	163,450	(2,887)	297,295
Purchase of call option	103	90,573	-	-
Purchase of put option	2,647	72,877	-	-
Sale of call option	-	-	(174)	169,502
Sale of put option	-	-	(2,713)	127,793
Futures	34,062	3,362,234	(14,655)	2,288,665
Long position	19,512	2,851,276	(9,418)	1,136,109
DAP	9,806	2,066,012	-	-
DDI	-	-	(3,855)	409,537
DI1	6,084	732,504	-	134,804
DOL	-	-	(122)	13,672
WDO	-	-	(479)	66,160
Currencies - FX	-	-	(1,142)	372,935
Commodities – Domestic	-	-	(266)	53,171
Commodities – Abroad	3,622	52,760	(3,554)	85,830
Short position	14,550	510,958	(5,237)	1,152,556
DAP	-	-	(1)	35,945
DDI	2,862	264,622	-	-
DI1	-	-	(1,460)	1,038,487
DOL	1,231	210,098	-	-
IND	-	-	(147)	9,884
Currencies - FX	-	-	(52)	2,409
Commodities – Abroad	10,457	36,238	(3,577)	65,831
Total	836,131	14,740,189	(393,192)	10,030,832

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	12/31/2024
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	834,744	9,132,760	(170,417)	3,770,579
IPCA x CDI	41,009	357,838	(5,569)	44,280
CDI X Dollar	19,888	410,087	(7,318)	24,673
IPCA x Fixed	2,776	32,950	-	-
CDI x IPCA	638,920	6,608,426	(77,126)	2,455,378
CDI x Fixed rate	129,684	1,581,558	-	-
CDI x CDI	2,328	111,465	-	-
Fixed rate x CDI	139	30,436	(80,404)	1,246,248
NDF (Non-deliverable Forwards)	196,357	5,048,660	(107,118)	2,411,536
Currency term	152,775	4,259,104	(70,332)	1,805,233
Dollar x Fixed rate	151,034	3,078,120	(560)	33,713
Pre x Dollar	170	1,143,146	(68,657)	1,748,315
Euro x Fixed rate	-	-	-	177
Fixed rate x Yen	443	14,810	(1,115)	23,028
Yen x Fixed rate	1,128	23,028	-	-
Forward commodities	43,582	789,556	(36,786)	606,303
Commodities	43,582	789,556	(36,786)	606,303
Options	18,817	666,593	(17,837)	580,038
Purchase of call option	18,215	488,637	-	-
Purchase of put option	602	177,956	-	-
Sale of call option	-	-	(17,233)	293,696
Sale of put option	-	-	(604)	286,342
Futures	21,272	5,260,984	(21,943)	4,918,192
Long position	859	1,867,692	(19,530)	4,626,465
DAP	-	-	(11,655)	1,457,382
DDI	-	-	(151)	52,682
DI1	32	1,650,880	(2,526)	982,772
DOL	-	-	(4,940)	2,119,259
WDO	-	-	-	-
CCM	545	126,561	-	-
Commodities – Domestic	282	90,251	-	-
Commodities – Abroad	-	-	(258)	14,370
Short position	20,413	3,393,292	(2,413)	291,727
DAP	155	259,142	-	-
DDI	3,670	1,307,850	-	-
DI1	1,683	449,622	(10)	91,499
DOL	-	-	-	-
WDO	2,252	1,192,993	(583)	125,623
Currencies - FX	12,589	181,956	(1,025)	32,855
Commodities – Domestic	64	1,729	-	-
Commodities – Abroad	-	-	(795)	41,750
Total	1,071,190	20,108,997	(317,315)	11,680,345

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 281,390 on June 30, 2025 (R$ 380,628 on December 31, 2024).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Comparison between the cost and fair value

	06/30/2025
Parent Company	Cost	Unrealized gains / (losses)	Credit risk adjustment	Fair value
Assets
Swap	156	4,281	-	4,437
Total	156	4,281	-	4,437

	06/30/2025
Consolidated	Cost	Unrealized gains / (losses)	Credit risk adjustment	Fair value
Assets
Swap	133,384	521,841	(3,016)	652,209
NDF	141,982	5,707	(579)	147,110
Options	76	2,685	(11)	2,750
Futures	34,062	-	-	34,062
Total	309,504	530,233	(3,606)	836,131
Liabilities
Swap	(410,574)	160,980	(10)	(249,604)
NDF	(115,887)	(10,159)	-	(126,046)
Options	(1,336)	(1,551)	-	(2,887)
Futures	(14,655)	-	-	(14,655)
Total	(542,452)	149,270	(10)	(393,192)

	12/31/2024
Consolidated	Cost	Unrealized gains / (losses)	Credit risk adjustment	Fair value
Assets
Swap	92,355	747,151	(4,762)	834,744
NDF	197,560	(44)	(1,159)	196,357
Options	10,771	8,213	(167)	18,817
Futures	21,272	-	-	21,272
Total	321,958	755,320	(6,088)	1,071,190
Liabilities
Swap	(311,850)	141,107	326	(170,417)
NDF	(107,034)	(181)	97	(107,118)
Options	(14,343)	(3,496)	2	(17,837)
Futures	(21,943)	-	-	(21,943)
Total	(455,170)	137,430	425	(317,315)

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Breakdown per maturity

	06/30/2025
Parent Company	≤03 months	3–12 months	1–3 years	>03 years	Fair value
Liabilities
Swap	-	-	179	4,258	4,437
Total	-	-	179	4,258	4,437

	06/30/2025
Consolidated	≤03 months	3–12 months	1–3 years	>03 years	Fair value
Assets
Swap	3,023	89,125	115,456	444,605	652,209
NDF	96,395	42,976	7,739	-	147,110
Options	2,462	288	-	-	2,750
Futures	12,215	10,807	1,644	9,396	34,062
Total	114,095	143,196	124,839	454,001	836,131
Liabilities
Swap	(11,379)	(1,545)	(41,440)	(195,240)	(249,604)
NDF	(76,774)	(39,710)	(9,562)	-	(126,046)
Options	(2,618)	(269)	-		(2,887)
Futures	(7,432)	(5,679)	(825)	(719)	(14,655)
Total	(98,203)	(47,203)	(51,827)	(195,959)	(393,192)

	12/31/2024
Consolidated	≤03 months	3–12months	1–3 years	>03 years	Fair value
Assets
Swap	4,961	7,019	167,954	654,810	834,744
NDF	126,182	55,160	4,224	10,791	196,357
Options	10,349	8,468	-	-	18,817
Futures	9,725	6,917	3,307	1,323	21,272
Total	151,217	77,564	175,485	666,924	1,071,190
Liabilities
Swap	(130)	(17,623)	(14,234)	(138,430)	(170,417)
NDF	(53,306)	(42,696)	(2,744)	(8,372)	(107,118)
Options	(3,370)	(14,467)	-	-	(17,837)
Futures	(9,153)	(529)	(1,042)	(11,219)	(21,943)
Total	(65,959)	(75,315)	(18,020)	(158,021)	(317,315)

d.	Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e.	Derivatives designated as hedge accounting

	06/30/2025
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(186,588)	194,488	3,782
Total	(186,588)	194,488	3,782

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

e.	Derivatives designated as hedge accounting

	06/30/2025
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(186,588)	194,488	3,782
Total	(186,588)	194,488	3,782

	12/31/2024
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Funding Hedge (3)
Fixed rate funding	(134,088)	163,812	-
Floating rate funding	(378,686)	396,116	2,158
Total	(512,774)	559,928	2,158

(1)	The Group uses DI and DAP futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”.

(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.

(3)	Fixed-rate and floating-rate funding recorded under “Client deposits”, related to the Bank Deposit Certificate (“CDB”) product.

7.	Financial assets at amortized cost and other assets

a.	Valued at amortized cost

There was no balance in the parent company for the period ended June 30, 2025 and year ended December 31, 2024, respectively.

Consolidated	06/30/2025	12/31/2024
Loans (1)	309,596	346,523
Other financial assets at amortized cost	941,276	1,229,915
- Foreign exchange(2)	627,570	1,139,273
- Financial instruments (3)	77,963	-
- Services receivable (4)	109,727	83,821
- Other amounts(5)	120,898	5,785
- Deposits (6)	5,118	1,036
Total	1,250,872	1,576,438

(1)	Balance refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.

(2)	Amount refers to a purchased foreign exchange contract whose settlement was carried out on July 01, 2025 and January 2, 2025, respectively.

(3)	Represented by Rural Product Notes (“CPR”) and Commercial Notes (“NC”).

(4)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.

(5)	Mainly refers to the final sale of financial instruments, which were settled on July 1, 2025.

(6)	Refers to a security deposit in the amount of R$ 4,985 (R$ 592 as of December 31, 2024) and a labor court deposit in the amount of R$ 133 (R$ 166 as of December 31, 2024).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

8.	Related party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies/subsidiaries (2)		Total
Parent Company	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets/(Liabilities)
Amounts receivable	-	-	-	11,105	-	11,105
Derivative financial instruments	-	-	4,437	-	4,437	-
Investment fund quotas		-	123,625	117,895	123,625	117,895
Dividends payable	(20,793)	(735)	-	-	(20,793)	(735)
Result/(Expenses)
Result from derivatives	-	-	4,437	-	4,437	-
Income (loss) from investment in investment fund	-	-	5,730	9,966	5,730	9,966

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets/(Liabilities)
Investment fund quotas	-	-	123,625	117,895	-	-	123,625	117,895
Client deposits (4)	(705)	(1,250)	(11,666)	(13,788)	(1,826)	(2,553)	(14,197)	(17,591)
Letters of credit for real estate (5)	-	-	-	-	(1,424)	(2,709)	(1,424)	(2,709)
Agribusiness credit bills	-	-	-	-	-	(91)	-	(91)
Dividends payable	(20,793)	(735)	-	-	-	-	(20,793)	(735)
Result/(Expenses)			-		-		-
Interest revenue from financial assets at fair value through profit or loss – Investment fund quotas	-	-	5,730	9,966	-	-	5,730	9,966
Interest expenses and (losses) on financial instruments	(105)	(41)	(794)	(1,338)	(107)	(653)	(1,006)	(2,032)

(1)	BR Partners Holdco Participações S.A.

(2)	Other companies of BR Partners Group, BR Partners Outlet Premium Fundo de Investimento em Participações and BR Partners Fundo de Investimento Multimercado Crédito Privado.

(3)	Members of Board of Directors and Executive Board.

(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to November 16, 2026 at an average rate of 108% of CDI.

(5)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to December 11, 2025 at a variable rate of 96% of CDI.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

a.	Remuneration of key personnel

	Three-month period ended		Six-month period ended
Parent Company	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Directors’ fee	909	705	1,682	1,202
Social charges	155	141	336	240
Total	1,064	846	2,018	1,442

	Three-month period ended		Six-month period ended
Consolidated	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Directors’ fee	14,941	9,838	26,851	18,367
Social charges	2,382	1,967	5,370	3,673
Total	17,323	11,805	32,221	22,040

Key management personnel is represented by the Company’s statutory executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A., receive remuneration for services rendered at the Company which is recorded under “Personnel expenses”.

b.	Other information

Related parties are considered, as:

●	Company’s Directors and administrative Board members, as well as their respective spouses and relatives up to the 2nd degree; and

●	Individuals or legal entities that hold more than 10% of the Company’s share capital.

9.	Investments in subsidiaries

Parent Company	12/31/2024	Equity in net income of subsidiaries	Other comprehensive income (1)	06/30/2025
BR Partners Assessoria Financeira Ltda.	1,326	18,825	(8)	20,143
BR Partners Mercados de Capitais Ltda.	1,000	19,733	-	20,733
BR Partners Participações Financeiras Ltda.	691,344	22,244	2,441	716,029
BR Partners Gestão de Recursos Ltda.	2,000	24,360	-	26,360
BR Partners Assessoria em Soluções de Capital Ltda.	500	1,733	-	2,233
Total	696,170	86,895	2,433	785,498

Parent Company	12/31/2023	Equity in net income of subsidiaries	Other comprehensive income (1)	06/30/2024
BR Partners Assessoria Financeira Ltda.	979	26,800	355	28,134
BR Partners Mercados de Capitais Ltda.	1,000	24,505	-	25,505
BR Partners Participações Financeiras Ltda.	723,063	11,223	(1,248)	733,038
BR Partners Gestão de Recursos Ltda.	2,000	10,340	-	12,340
BR Partners Assessoria em Soluções de Capital Ltda.	500	25,722	-	26,222
Total	727,542	98,590	(893)	825,239

(1)	Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

10.	Other amounts payable

	Parent Company		Consolidated
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Dividends payable	38,183	735	38,183	735
Amounts payable to related companies	47,841	-	-	-
Lease liabilities (1)	-	-	34,615	29,441
Provision payable for expenses on personnel	1,174	1,767	18,593	42,998
Provision for contingency (Note 19.b)	-	-	1,039	1,368
Provision for surety bonds provided(2)	-	-	145	532
Future year earnings	-	-	1,459	1,772
Other	2,336	-	658	385
Total	89,534	2,502	94,692	77,231

(1)	The Group leases floors of a commercial building for a period of 10 years. As of June 30, 2025, the non-cancelable minimum lease amounts are presented between 1 and 10 years.

(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. Note 19.a.

11.	Financial liabilities

Deposits, fundraising and obligations for loans

Consolidated	≤03 months	04-12 months	01-03 years	>03 years	06/30/2025	12/31/2024
Client deposits	361,189	988,799	916,652	6,898	2,273,538	2,627,471
- Time deposit (1)	357,620	628,613	916,652	6,898	1,909,783	2,170,262
- Interbank deposits (2)	3,569	360,186	-	-	363,755	457,209
Repurchase agreements	8,635,213	-	-	-	8,635,213	8,056,208
- Government bonds (3)	7,600,002	-	-	-	7,600,002	7,113,234
- Private securities (3)	1,035,211	-	-	-	1,035,211	942,974
Debt issued and others	12,977	539,002	1,282,311	624,695	2,458,985	1,841,558
- Real Estate Credit Bills (4)	-	56,889	-	-	56,889	2,709
- Agribusiness credit bills (5)	25	-	-	-	25	8,785
- Financial bills (6)	12,952	482,113	1,282,311	-	1,777,376	1,366,074
- Subordinated Financial Bills Eligible for Capital– Tier II (7)	-	-	-	257,605	257,605	243,948
- Financial Bills - Supplementary Capital(8)	-	-	-	367,090	367,090	220,042
Other financial liabilities	631,050	-	-	-	631,050	1,139,273
- Obligations with foreign exchange purchase (9)	631,050	-	-	-	631,050	1,139,273
Total	9,640,429	1,527,801	2,198,963	631,593	13,998,786	13,664,510

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.82% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 1.52% p.a. and IPCA + 3.74% and 7.39% p.a.

(2)	For floating rate Interbank Deposit Certificates (“CDI”), the remuneration rate is between 100% and 110% of the DI.

(3)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 14.90% p.a. and, for private securities (Debentures, CRI, CRA and CCI), the average yield rate is 95% of DI.

(4)	For floating-rate Real Estate Credit Bills (“LCI”), the remuneration rate is between 89% and 96% of the DI.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

(5)	For floating-rate Agribusiness Credit Bills (“LCA”), the remuneration rate is 95% of the DI.

(6)	Fixed-rate Financial Bills (“LF”), with remuneration rate between 11.62% and 13.95% p.a., and for floating-rate LF the remuneration rate is between 100% and 113% of the DI + 0.49% to 2.94% and 100% of the IPCA +6.58% p.a.

(7)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1% and 100% of the IPCA + 6.39%.

(8)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 2.50% p.a.

(9)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on July 01, 2025.

Remuneration rates presented above refer to the operations existing on June 30, 2025.

12.	Shareholders’ equity

a.	Share capital

The Company’s capital, fully subscribed and paid in, in the amount of R$ 674,940 at June 30, 2025 (R$ 674,940 at December 31, 2024), is represented by 314,987 shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered, book-entry preferred shares with no par value (314,987 total shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered preferred shares with no par value at December 31, 2024).

b.	Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s capital. The legal reserve can be used to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

c.	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of common shares for the period.

For the periods ended June 30, 2025 and 2024, there are no potential common and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	06/30/2025	06/30/2024
Profit attributable to the Company’s shareholders	88,315	101,427
Weighted average of shares issued	314,987	314,987
Basic earnings and diluted per share (in Reais)	0.28	0.32

d.	Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted proft, as set forth in the Article 191 of Brazil’s Corporation Law, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Low and subject to the provisions of item II and III of the same article, as applicable.

The distribution of minimum dividend will not be mandatory in the fiscal year in which the Board of Directors informs shareholders, with justified and unanimously approved exposure, that it is incompatible with the Company’s financial situation, in which case a portion of the profit may be distributed or approved for retention as a reserve. Profits that are no longer distributed pursuant to this paragraph will be paid as soon as the Company’s financial situation permits, applying the provisions of article 202, §5 of the Brazil’s Corporation Law.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

13.	Revenue

The following summary discloses the revenues from services rendered (revenue from contracts with customers) and net interest revenue (expense) and gains (losses) on financial instruments, that composes the consolidated total revenues disaggregated by line of business:

	Three-month period ended 06/30/2025
Business line	Revenues from services rendered	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	73,888	-	73,888
Treasury Sales & Structuring	-	23,890	23,890
Investments and Wealth Management	3,844	-	3,844
Capital Remuneration	-	37,667	37,667
Total	77,732	61,657	139,289

	Three-month period ended 06/30/2024
Business line	Revenues from services rendered	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	89,294	-	89,294
Treasury Sales & Structuring	3	18,842	18,845
Investments and Wealth Management	3,407	-	3,407
Capital Remuneration	-	30,498	30,498
Total	92,704	49,340	142,044

	Six-month period ended 06/30/2025
Business line	Revenues from services rendered	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	152,374	-	152,374
Treasury Sales & Structuring	-	41,095	41,095
Investments and Wealth Management	7,224	-	7,224
Capital Remuneration	-	66,082	66,082
Total	159,598	107,177	266,775

	Six-month period ended 06/30/2024
Business line	Revenues from services rendered	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	166,979	-	166,979
Treasury Sales & Structuring	4	36,221	36,225
Investments and Wealth Management	5,474	-	5,474
Capital Remuneration	-	70,935	70,935
Total	172,457	107,156	279,613

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

14.	Net interest revenue (expense) and gains (losses) on financial instruments

	Three-month period ended
Parent Company	06/30/2025	06/30/2024
- Income from financial assets at fair value through profit or loss	5,388	-
- Expenses with financial assets at fair value through profit or loss	(93)	(612)
Net interest revenue (expense) and gains (losses) on financial instruments	5,295	(612)

	Six-month period ended
Parent Company	06/30/2025	06/30/2024
- Income from financial assets at fair value through profit or loss	5,730	10,978
- Expenses with financial assets at fair value through profit or loss	4,437	(218)
Net interest revenue (expense) and gains (losses) on financial instruments	10,167	10,760

	Three-month period ended
Consolidated	06/30/2025	06/30/2024
Interest revenues
- Income from loans	19,386	3,139
- Income from guarantees granted	459	237
Financial assets
- At amortized cost	3,999	-
- At fair value through profit or loss	506,065	258,684
Total interest revenues	529,909	262,060

Interest expenses
- Funding expenses	(441,773)	(240,020)
- Positive fair value - funding (Hedged Item)	420	53
Financial assets
- At fair value through profit or loss	45,895	(227,104)
Total interest expenses	(395,458)	(467,071)

Net gains (losses) from operations in foreign currency
Foreign exchange income	(2,131)	19,843
Foreign exchange expenses	3,254	(26,342)
Total	1,123	(6,499)

Gains (losses) on derivative transactions
Income from derivative operations	2,573,712	(1,223,998)
Expenses on derivative operations	(2,647,729)	1,484,848
Total	(74,017)	260,850

Net interest revenue (expense) and gains (losses) on financial instruments	61,557	49,340

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	Six-month period ended
Consolidated	Balance at 06/30/2025	Balance at 06/30/2024
Interest revenues
- Income from loans and other credits	38,416	11,224
- Income from guarantees granted	967	854
Financial assets
- At amortized cost	7,541	-
- At fair value through profit or loss	1,035,520	569,544
Total interest revenues	1,082,444	581,622

Interest expenses
- Funding expenses	(823,744)	(466,866)
- Positive (negative) fair value - funding (Hedged Item)	1,625	(639)
Financial assets
- At fair value through profit or loss	(57,793)	(405,680)
Total interest expenses	(879,912)	(873,185)

Net gains (losses) from operations in foreign currency
Foreign exchange income	17,433	71,559
Foreign exchange expenses	(15,190)	(42,963)
Total	2,243	28,596

Gains (losses) on derivative transactions
Income from derivative operations	3,865,942	2,461,867
Expenses on derivative operations	(3,963,540)	(2,091,744)
Total	(97,598)	370,123

Net interest revenue (expense) and gains (losses) on financial instruments	107,177	107,156

15.	Administrative expenses

	Three-month period ended		Six-month period ended
Parent Company	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Outsourced service expenses	1,400	300	4,873	536
Financial system expenses	282	189	403	286
Data processing expenses	29	28	58	56
Other expenses	136	231	369	385
Total	1,847	748	5,703	1,263
Reversal of administrative expenses	-	-	-	(466)
Total	1,847	748	5,703	797

	Three-month period ended		Six-month period ended
Consolidated	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Outsourced service expenses	5,921	20,151	19,776	32,167
Data processing expenses	2,782	2,736	5,519	4,548
Financial system service expenses	1,834	2,416	3,603	4,501
Amortization and depreciation expenses	2,414	2,125	4,899	3,863
Rent expenses	1,062	943	2,593	1,908
Other expenses	6,017	5,078	11,260	9,133
Total	20,030	33,449	47,650	56,120
Reversal of administrative expenses	-	(14)	-	(1,261)
Total	20,030	33,435	47,650	54,859

16.	Tax expenses

	Three-month period ended		Six-month period ended
Consolidated	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Revenues from services rendered
- PIS	679	661	1,378	1,373
- COFINS	3,423	3,159	6,830	6,499
- ISS	3,794	4,545	7,811	8,502
Income (loss) from financial instruments net of interest
- PIS	413	303	777	669
- COFINS	2,543	1,881	4,797	4,133
Total	10,852	10,549	21,593	21,176

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

17.	Income taxes

a.	Current and deferred taxes

	Three-month period ended		Six-month period ended
Parent Company	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit before income tax	45,057	51,758	88,359	105,085
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(15,319)	(17,598)	(30,042)	(35,729)
- Permanent (additions)/Exclusions	(32)	-	(666)	(408)
- Temporary differences without recording deferred tax assets	(102)	(386)	2,147	4,084
- Additions/exclusions – Undistributed earnings in equity method investees	14,680	18,557	29,544	33,521
Deferred formation/(reversal) for the period	136	208	(44)	(3,658)
Tax losses and negative basis	773	(573)	(983)	(1,468)
Income tax and social contribution in the periods	136	208	(44)	(3,658)

	Three-month period ended		Six-month period ended
Consolidated	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit before income tax	63,864	58,286	118,107	127,367
Total income tax and social contribution charge at statutory rates	(21,714)	(19,817)	(40,156)	(43,305)
Effect of additions and deductions on the calculation of taxes:
- Permanent additions/(exclusions)	742	972	1,548	(181)
- Temporary differences without recording deferred tax assets	35	(178)	199	426
- Other(1)	2,265	12,703	8,617	17,120
Income tax and social contribution for the periods	(18,672)	(6,320)	(29,792)	(25,940)
Effective rate	29.2%	10.8%	25.2%	20.4%
Deferred income tax and social contribution	(5,883)	(904)	(13,195)	(18,175)
Current income tax and social contribution	(12,789)	(5,416)	(16,597)	(7,765)
Income tax and social contribution in the periods	(18,672)	(6,320)	(29,792)	(25,940)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Reestruturação Financeira Ltda. and BR Partners Corretora de Seguros Ltda.); and (ii) tax rate difference of subisiaries.

b.	Deferred tax assets and liabilities

Parent Company	12/31/2024	Constitution	Realization / (Write-off)	06/30/2025
Tax loss and negative basis of social contribution	3,060	2,595	(691)	4,964
Total deferred tax assets	3,060	2,595	(691)	4,964
Deferred tax obligations on fair value of financial assets	20,840	2,176	(228)	22,788
Total deferred tax liabilities	20,840	2,176	(228)	22,788
Total net deferred tax assets (liabilities)	(17,780)	419	(463)	(17,824)

Parent Company	12/31/2023	Constitution	Realization / (Write-off)	06/30/2024
Tax loss and negative basis of social contribution	3,060	-	-	3,060
Total deferred tax assets	3,060	-	-	3,060
Deferred tax obligations on fair value of financial assets	17,452	3,962	(304)	21,110
Total deferred tax liabilities	17,452	3,962	(304)	21,110
Total net deferred tax assets (liabilities)	(14,392)	(3,962)	304	(18,050)

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Consolidated	12/31/2024	Constitution	Realization / (Write-off)	06/30/2025
Temporary differences	33,178	10,466	(20,095)	23,549
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	2,922	(4,919)	5,629
Tax loss and negative basis of social contribution	54,835	36,522	(34,539)	56,818
Total deferred tax assets	95,639	49,910	(59,553)	85,996
Deferred tax obligations on fair value of financial assets	141,816	43,242	(36,101)	148,957
Deferred tax liabilities arising from cash-basis revenues	6,283	4,924	(6,516)	4,691
Total deferred tax liabilities	148,099	48,166	(42,617)	153,648
Total net deferred tax assets and liabilities	(52,460)	1,744	(16,936)	(67,652)

Consolidated	12/31/2023	Constitution	Realization / (Write-off)	06/30/2024
Temporary differences	19,282	10,459	(16,844)	12,897
Adjustment to fair value of financial assets recorded in shareholders’ equity	2,887	3,441	(2,419)	3,909
Tax loss and negative basis of social contribution	3,060	21,539	(14,038)	10,561
Total deferred tax assets	25,229	35,439	(33,301)	27,367
Deferred tax obligations on fair value of financial assets	66,105	23,299	(8,858)	80,546
Deferred tax liabilities arising from cash-basis revenues	4,123	7,985	(3,135)	8,973
Total deferred tax liabilities	70,228	31,284	(11,993)	89,519
Total net deferred tax assets and liabilities	(44,999)	4,155	(21,308)	(62,152)

18.	Operating segments

The Group has a single reportable segment as of June 30, 2025 and December 31, 2024. This segment offers investment banking services, which are administered and managed according to the products offered. As such, there is no differences from the last annual consolidated financial statements in the basis of segmentation.

19.	Other information

a.	Guarantees, sureties and guarantees

Financial guarantees are issued through endorsements and sureties, through the entity BR Partners Banco de Investimento S.A. As of June 30, 2025, the amount for limit of guarantees provided was R$ 121,228 (R$ 157,118 as of December 31, 2024) and the provision for losses was R$ 145 as of June 30, 2025 (R$ 532 as of December 31, 2024).

b.	Contingencies

Tax provision

Within BR Partners Group, there is no record of it being a defendant in any tax-related lawsuit for the period ended June 30, 2025 and the year ended December 31, 2024.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible in the period and year ended June 30, 2025 and December 31, 2024, respectively.

Labor provision

As of June 30, 2025, the labor lawsuits classified by Management and our legal advisors as a possible loss amounted to R$ 23 (R$ 164 as of December 31, 2024). Labor lawsuits classified as probable losses are recorded in the amount of R$ 1,039 as of June 30, 2025 (R$ 1,368 as of December 31, 2024).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

c.	Third-party funds management (not reviewed by the independent auditor)

Assets under Management (AuM) and Wealth under Advisory (WuA) managed by the Company are shown below:

Type	06/30/2025	12/31/2024
Multimarket Investment Fund	1,998,745	1,474,540
Domestic Investment Fund	438,175	437,973
International Investment Fund	671,130	697,742
Domestic Managed Portfolios	309,305	333,808
International Managed Portfolios	2,049,973	2,241,500

d.	New and amended CPCs / IFRSs in force in the current year

The following amendments/issues of standards were issued by the IASB/CPC, but were not adopted by the Group for the quarter ended June 30, 2025, as they do not impact the individual and consolidated condensed financial information.

●	Amendments to CPC 02 / IAS 21 “Effects of changes in foreign exchange rates entitled lack of convertibility”: the amendments specify how to assess whether a currency is convertible, and how to determine the exchange rate when it is not. The amendments state that a currency is convertible into another currency when the entity is able to obtain another currency within a period that allows for normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When the currency is not convertible into another currency on the measurement date, the entity must estimate the spot exchange rate on that date. The entity’s objective in estimating the spot exchange rate is to reflect the rate at which an organized exchange transaction would occur on the measurement date between market-participating parties under prevailing economic conditions.

e.	New and revised CPCs / IFRSs issued and not yet applicable

The following amendments to standards were issued by the IASB, but are not effective for the year 2025. The early adoption of standards, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncements Committee (CPC). At the date of authorization of these financial statements, the Group has not adopted the new and revised IFRSs/CPCs below.

●	IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of Financial Statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8 – Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share. The new requirements of IFRS 18 are as follows:

o	Present specific categories and subtotals defined in the statement of profit or loss;

o	Present disclosures on the performance measures defined by Management (MPMs) in the notes to the financial statements;

o	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt IFRS 18 for annual reporting periods beginning on or after January 01, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, becomes effective when the Group applies IFRS 18. This standard requires retrospective application with specific transition provisions. It is also worth highlighting that the Accounting Pronouncements Committee in Brazil has not issued the accounting pronouncement corresponding to IFRS 18 as of the date of approval of these parent company and consolidated financial statements.

The Company’s management expects that the application of these amendments will have an impact on the individual and consolidated condensed interim financial information.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this standard allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The subsidiary is eligible for reduced disclosures if it has no public accountability and its ultimate parent company or any intermediate parent company prepares publicly available consolidated financial statements that comply with IFRS Accounting Standards. The Group’s management does not expect IFRS 19 to be applied in the individual and consolidated condensed interim financial information.

●	Amendment to CPC 48 / IFRS 9 and CPC 40 / IFRS 7: Classification and measurement of financial instruments. The requirements will come into force for the annual reporting period beginning on or after January 1, 2026, relating to:

o	Definition of financial liabilities through an electronic payment system;

o	Evaluation of the contractual characteristics of the cash flow of financial assets, including those with characteristics linked to sustainability.

There are no other IFRS accounting standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the condensed parent company and consolidated interim financial information.

20.	Financial instrument – Fair value

i.	Accounting classification and fair values

Fair value is classified for by the Company in accordance with the evaluation method of financial instruments. The different levels were defined as follow:

●	Level 1: prices quoted (not adjusted) in active markets for assets and liabilities defined;

●	Level 2: the evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observablein the market for the asset or liability, either directly (prices) or indirectly (derived from prices).

●	Level 3: the evaluation uses significant information which is not based on observable market data, i.e., non-observable inputs built by the Company’s Management.

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Company’s pricing methodology is presented below:

Parent Company	Level 1	Level 2	Level 3	06/30/2025
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	123,625	123,625
- Derivative financial instruments	-	4,437	-	4,437
Total	-	4,437	123,625	128,062

Parent Company	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	117,895	117,895
Total	-	-	117,895	117,895

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Consolidated	Level 1	Level 2	Level 3	06/30/2025
Financial assets at fair value through profit or loss
- Government bonds	9,921,848	-	-	9,921,848
- Private securities	-	338,905	-	338,905
- Investment fund quotas	9,099	-	123,625	132,724
- Derivative financial instruments	34,062	769,231	32,838	836,131

Financial assets at fair value through other comprehensive income
- Private securities	-	1,207,240	-	1,207,240
- Investment fund quotas	-	1,171,263	-	1,171,263
Total assets at fair value	9,965,009	3,486,639	156,463	13,608,111

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	14,655	361,947	16,590	393,192
Total liabilities at fair value	14,655	361,947	16,590	393,192

Consolidated	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Government bonds	8,684,734	-	-	8,684,734
- Private securities	-	405,612	-	405,612
- Investment fund quotas	64,976	-	117,895	182,871
- Derivative financial instruments	21,272	940,253	109,665	1,071,190

Financial assets at fair value through other comprehensive income
- Private securities	-	1,063,568	-	1,063,568
- Investment fund quotas	-	1,316,089	-	1,316,089
Total assets at fair value	8,770,982	3,725,522	227,560	12,724,064

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	21,943	277,535	17,837	317,315
Total liabilities at fair value	21,943	277,535	17,837	317,315

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

ii.	Valuation techniques and significant unobservable inputs

-	Financial assets measured at fair value - Level 2

Type	Valuation technique
Financial assets at fair value through profit or loss (government and private bonds) (1)

Government bonds: The methodology used to calculate the fair value of Government Bonds consists of capturing the rates and curves disclosed by the market on each maturity of Government Bond, thereby obtaining the fair value when multiplying by the quantity existing in the portfolio.

Private securities: The methodology used to calculate the fair value of private securities consists of capturing the rates of the respective indexes (Pre, CDI - Interbank Certificate of Deposit, IPCA - Extended Consumer Price Index, in Portuguese, IGPM - General Index of market pricing, etc.), then the interest and the future value of the operations are calculated by multiplying by the principal, and after capturing their respective curves, fair value is then obtained, bringing the present value to the respective curve at maturity.

Derivative financial instruments (Swap, NDF) (1)

Swap models: The fair value is calculated based on the present value of the estimated future cash flows. Estimates of post-fixed rate future cash flows are based on quoted rates of Swap, future prices and interest rates on interbank loans. Estimated cash flows are discounted using a curve prepared based on similar sources and reflecting the relevant interbank reference rate used by market participants for this purpose when pricing interest rate Swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and the counterparty, calculated based on credit spreads derived from credit default swaps or current prices of traded securities.

Cash flow swap: the fair value will correspond to the sum of the fair value of each flow (according to the methodology described above), whereby the start date and expiration date of flows will be applied in substitution of the start date and expiration date of the operation, as well as the remaining balance to replace the principal.

NDF: The NDF (Non-Deliverable Forward) product, or even a forward contract, is an over-the-counter contract for the future purchase and sale of an asset, at a parity negotiated between the parties.

Since this is an over-the-counter contract, the size of the contract, as well as the expiration date, are freely agreed upon between the participants. Moreover, settlement takes place exclusively by difference (financial settlement) between the market price on the contract’s expiration date (or other dates, in the case of Asian) and the agreed price (in the case of a long position for a short position, it is the opposite); thus, there is no physical delivery of the asset.

The fair value of an NDF is obtained by estimating a future value based on the current price of the underlying asset, brought to maturity by the respective curves constructed from similar sources, and which reflect the relevant interbank reference rates used by market participants and brought to present value by the respective market curve.

(1)	Significant unobservable inputs and the relationship between significant unobservable inputs and fair value measurement are not applicable.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

-	Financial asset measured at fair value - Level 3

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Financial assets at fair value through profit or loss - Equity investment fund quotas	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted by a rate adjusted at risk.	Equity investment funds that have investments in real estate development and commercial companies in which they depend on non-observable factors in the market, which use, among other assumptions, expectations and projections of future results, growth rates, discount rates and inflation rates, among others.	Estimated fair value could increase (decrease) if: - expected cash flow would be higher (lower); or - the risk-adjusted discount rate is lower (higher).
Derivative financial instruments - Options

The fair value (price) of an option, i.e., its premium, is given by the possibility of exercising it. More specifically, it is given by the immediate possibility of exercise or by the possibility of being exercised later. Thus, the pricing of the premium consists of two types of values, respectively:

●     Intrinsic value: which only exists when the value of the asset in the cash market is higher than the exercise price (strike price) in the case of a call option and the reverse for a put option. Therefore, an in-the-money option has intrinsic value.

●    Time value: this is the difference between the premium and the intrinsic value of the option. So, this value depends on the price of the underlying asset, the option’s expiration time, the expected volatility of the underlying asset’s quotes, the interest rate, and in the case of the quota as an underlying asset, the expected dividends, as shown below:

Price of the Target Asset: according to the relationship between the price of the underlying asset on the spot market and the strike price of the option, options can be classified as:

i. In-the-money option: price of the underlying asset is higher than the strike price of the option in the case of the call option and lower in the case of the put option;

ii. At-The-Money option: price of the underlying asset is equal to the strike price of the call and put option;

iii. Out-of-the-money option: price of the underlying asset is lower than the strike price of the call option and higher for the put option.

The significant unobservable data used in the fair value measurement of derivative financial instruments (Options) classified as Level 3 are:

● interest rate,

● price of the target asset and

● volatility

Significant changes in any of these inputs alone or in combination may result in significant changes in fair value.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

●   Time: the longer the time for the option to expire, the greater the premium value, as the greater the probability of exercising the option;

●   Volatility: the greater and more frequent the price fluctuations, the greater the unpredictability of the exercise and, therefore, the greater the risk for the writer, which results in a higher premium as well;

● Interest rate: represents the opportunity cost of acquiring the underlying asset, so that the higher this cost of money, the more advantageous it becomes to buy the option than to buy the underlying asset directly. In the case of the call option, this relationship is reversed.

●   Dividend: the higher the expected dividend payment, the greater the benefit of acquiring the share and, therefore, the higher the option premium.

The time value is gradually reduced until it reaches zero on the option’s expiration date.

Derivative financial instruments – Swap	The adjustments to fair value arising from the financing costs of certain derivative contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided.	The unobservable data used in the fair value methodology of some swaps is related to internal funding rates.	Significant changes in internal funding rates can result in material changes in fair value.

iii.	Reconciliation of Level 3 fair values

The following table presents a reconciliation of the opening and closing balances of financial instruments classified as Level 3 at fair value:

●	Investment fund quotas

	FVTPL FIP Outlet	FVTPL BR FIM	Total
Balance at December 31, 2023	80,219	21,710	101,929
Acquisition of shares	-	6,000	6,000
Fair value increase	7,736	2,230	9,966
Balance at December 31, 2024	87,955	29,940	117,895
Fair value increase	1,373	4,357	5,730
Balance at June 30, 2025	89,328	34,297	123,625

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

●	Options

	FVTPL - Asset	FVTPL – Liability
Balance at December 31, 2023	4,924	(4,561)
Premiums paid (received)	59,693	(81,331)
Fair value increase	(45,800)	68,055
Balance at December 31, 2024	18,817	(17,837)
Premiums paid (received)	1,887	(3,761)
Fair value increase	(17,954)	18,711
Balance at June 30, 2025	2,750	(2,887)

●	Swap

	FVTPL - Asset	FVTPL – Liability
Balance at December 31, 2023	-	-
New operations	59,046	-
Fair value increase	31,802	-
Balance at December 31, 2024	90,848	-
New operations	-	-
Fair value increase	(60,760)	(13,703)
Balance at June 30, 2025	30,088	(13,703)

iv.	Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which significantly implies a high level of judgment and estimation by management.

For the performance of the analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

Additionally, the volatility of the prices of the underlying assets can directly affect the valuation of Level 3 financial instruments. Higher volatility can increase uncertainty and, consequently, the range of possible changes in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these assumptions and adjusts valuations as necessary to ensure that the reported values adequately reported market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended June 30, 2025 and year 2024, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of assets and liabilities among different levels of the fair value hierarchy.

21.	Subsequent events

On July 18, 2025, the Company’s Board of Directors approved the adoption of a Level II American Depositary Receipt (“ADR”) program backed by the Company’s units. The adoption of the ADR program is a complement to the listing on the Brazilian capital market and does not grant any offer of shares or any increase in the Company’s share capital.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS’ REPORT ON REVIEW OF CONDENSED PARENT COMPANY AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item V of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the opinions expressed in the independent auditors’ report on this condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”), formerly “BR Advisory Partners Participações S.A.” for the three- and six-month period ended June 30, 2025.

São Paulo (SP), August 07, 2025

José Flávio Ferreira Ramos

Chief Financial Officer

STATEMENT BY THE EXECUTIVE BOARD ON PARENT COMPANY AND CONSOLIDATED CONDENSED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item VI of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”), formerly “BR Advisory Partners Participações S.A.” for the three- and six-month period ended June 30, 2025.

São Paulo (SP), August 07, 2025

José Flávio Ferreira Ramos

Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.